J:COM

Jupiter Telecommunications Co.,Ltd.
Shiba NBF Tower, 1-1-30 Shiba Daimon,
Minato-ku, Tokyo 105-0012 Japan
T: +81 3 6765 8100 F: +81 3 6765 8693
www.jcom.co.jp

Form of Transmittal Letter

Rule 12g3-2(b) File No. 82-34800

March 31, 2005




05007049

SUPPL

By Federal Express

Office of International Corporate Fin
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


PROCESSING
APR 0 5 2005
WASH, D.C.
185
SECTION

Attention:

Re: File No. 82-34800/Jupiter Telecommunications Co., Ltd.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Sir/Madame,

On behalf of Jupiter Telecommunications Co., Ltd. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

1. Requirements of Japanese Law
   (a) Extraordinary Securities Report dated February 18, 2005. 〔in Japanese〕 Source of Requirement: Securities and Exchange Law of Japan.

   (b) Extraordinary Securities Report dated February 18, 2005. 〔in Japanese〕 Source of Requirement: Securities and Exchange Law of Japan

   (c) Securities Registration Statement dated February 18,2005. 〔in Japanese〕 Source of Requirement: Securities and Exchange Law of Japan.

   (d) Amendment Report to Semi-Annual Securities Report dated March 3,2005. 〔in Japanese〕 :Source of Requirement: Securities and Exchange Law of Japan.

(e) Amendment Report to Semi-Annual Securities Report dated March 14,2005. 〔in Japanese〕 :Source of Requirement: Securities and Exchange Low of Japan.

(f) Securities Registration Statement dated March 30, 2005. 〔in Japanese〕 Source Of Requirement: Securities and Exchange Law of Japan.

2. Distributed to Shareholders. Enclosed herewith please find the copy of the following Notice in English.
   (a) Notice of Convocation of General Meeting of Shareholders dated March 30,200 〔in Japanese〕

3. (a) Notice of the board of Directors regarding Initial Public Offering of Shares dated February 18,2005.

   (b) Notice of the Determination of the Tentative Price Range for Book Building dated March 3, 2005.

   (c) The Determination of Offering Price and Number of Shares for Japanese and International Offerings and the determination of Number of shares concerning Over-allotment option dated March 14, 2005.

4. Press Release in English. Enclosed herewith please find the copy of the following Press release in English.

   (a) THREE J:COM LOCAL OPERATING COMPANIES TO MERGE INTO ONE, FORMING J:COM CHIBA

   (b) JUPITER TELECOMMUNICATIONS ANNOUNCES NEW BOARD APPOINTMENTS.

This letter shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned (direct: +81-3-6765-8150, fax: +81-3-6765-8094).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid airmail envelope and label.

Very truly yours,



Koji Kobayashi
Vice President
Treasury Department

-Translation from Japanese-

Business Report
From January, 2004
To December 31, 2004

I . About our business

(1) The progress and the result of the business

The economic environment surrounding the company

Although Japan economy during the fiscal year showed recovery tone in general, due to the recovery in the enterprises' profits and the stability of the equity market, it was not real recovery as the uncertainty regarding the future, such as uncertainty in employment, suppression of salary and cost-up of social security, created the uncertainty of the individual's consumption as it used to be. And the uncertainty is also caused by concerns about the slowdown in the U.S. and China which was leading global economy.

In the media-telecom industry, the selection and the reorganization of the industry such as Softbank group's acquisition of Japan Telecom, are moving ahead continuously. On the other hand, in the broadcast industry, the land-based digital broadcasting which began in 3 large metropolitan areas from December 2003 opened a beginning for the nationalization of the land-based digital broadcasting.

The progress and the result of our business

Under these operational environment, we have been attempting the growth of the whole group through the managerial advice to the 19 managed affiliates which conduct cable television business in each area. Especially in this fiscal year, we enhanced the competitive power of each of 3 services we provide and furthermore we tried to increase the number of service provided per household in our service, by providing simultaneously multi services to the customer, conducting the business with the strategy to provide more added value, and carrying out discount in service fee to the customer who contracted multi services with us.

As a result, at the end of this fiscal year, the number of households in contract under our company's managed affiliates is as follows; (unit : thousand)
The cable television increased by 71 to 1,622 year-on-year
The high-speed internet access service increased by 121 to 761 year-on-year
The telephony service increased by 218 to 773 increase year-on-year
Also, the number of households which has any contract with us is 1,906 thousand, 124 thousand increase year-on-year. The number of service provided per household in our service is 1.66, increasing by 7.8% year-on-year.

The definite contents of 3 services we are providing are as follows;

The cable television service
As a new service, we began the transmission service of the digital broadcasting. The digital transmission enabled high quality screen and high quality sound contents like the Hi-Vision program. The introduction of the new channels increased the number of the channels to be seen. The pay-per-view (PPV) became available. The electronic program guide (EPG) also got available and we became able to provide more attractive contents to the customer with high user-friendliness. Also we started the trial offer of video on demand (VOD) for the commerce, aiming at the practical use.

The high-speed internet access service
As for the high-speed internet access service such as ADSL and fiber-optic, the industry suffers violent share conflict and price competition over several method of technology. We are providing the high customer satisfaction. The advantage is that we offer the stability of the communications line by having our own communication network and that we conduct community-based sales. We also started investigation to introduce low-speed Internet access service, aiming to obtain the light users who use only e-mail.

The telephony service
In addition to the competition among the existing communication common carriers such as NTT group, KDDI, Japan Telecom, the telephony service which utilizes the VoIP technology that realizes a voice communication on the IP network has become popular and the competition is intensifying. We provide the customer a telephony service at the attractive price, utilizing the advantage that we have our own communication network. As of December 31, 2004, we provide service in the 16 managed affiliates and will expand the service in due order, in the next fiscal year or later.

As the result of the above business activities, sales has increased to ¥64,060 million by 20.9% comparing with the previous year. The main reason is sales of digital set-top-box to management franchises has grown drastically following the commencement of digital broadcasting. And operational profit has increased to ¥1,485 million by 27.2% comparing with the previous year. In December, to renew loan conditions, we contracted a new loan agreement and depreciated ¥3,044 million deferred expenses concerning to the previous loan. As the result, J-COM's net loss for 2004 is ¥1,570 million.
On the other hand, our consolidation revenue has increased to ¥161,346 million by 12.7% comparing with the previous year and net profit has increased to ¥10,821 million by 102.2% comparing with the previous year

(2) The problem which we should cope with

One of the most important subject for our company's group is to increase the household in our service.

Our company's group attempts to increase the household in our service, the number of service provided per household in our service and the average sales per household in our service, and restrain the termination ratio by the following strategy.

①Conduct the marketing which appeals to providing several services to the customer

②Conduct active marketing to the household which has the contract of transmission service with us

③Improve the recognizability of the digital service and expand the customer basis according to the switchover from the land-based analog broadcasting to the digital one

④Increase the cable television sales per household in our service by transition of the customer to the digital service and offer of new services

⑤Buy out the bureau in a geographically neighbor.

⑥Build relationship with the other cable television company

⑦Pursues efficiency as the unified operating company.

⑧Promote community-based business

(3) Capital expenditures

Not Applicable

(4) Funding

During this fiscal year, in March 2004, we had stockholders' subordinated loan amounting to 4,862 million yen in total, from Sumitomo Corp. and Liberty Media Inc. which are the principal shareholders of our company in order to acquire additional stocks of @NetHome Inc.. In July 2004, we issued 461,539 new common stocks in the allocation of new share to a third party method, to Liberty Media Inc., Sumitomo Corp. and Microsoft which are the principal shareholders of our company, and converted about 30 billion yen which is part of long term subordinated loan from the 3 companies, into common stock of our company. We increased the paid-in-capital by the half of the amount received and increased additional paid-in-capital remaining by the rest of the amount. As a result, the our capital became 78,133 million yen.
In December 2004, we entered into the syndicated loan contract with Sumitomo Mitsui Banking Corporation, Bank of Tokyo-Mitsubishi and Mizuho corporate bank as main organizers, amounting

to 175 billion yen in total. Addition to that, we also made a contract with 50 billion subordinate loan with some of syndicated banks. These contract made us to be relieved from the limitation of the usage (e.g. acquisition), compared with the former syndicated loan and we will be able to proceed with the business expansion in the future actively. Financing from the syndicate group is mainly done through J-com finance, Limited which is 100 % of subsidiaries of our group. By this financing, we paid off the stockholders' loan in the full amount.

(5) Business Results and Changes of Assets

(Million Yen except Net Profit Per Share)

	8th Term (Dec-2001)	9th Term (Dec-2002)	10th Term (Dec-2003)	11th Term (Dec-2004)
Sales Revenue	¥50,294	¥57,058	¥52,965	¥64,060
Ordinary Profit	¥162	¥253	¥1,167	¥1,485
Net Income	△¥4,999	¥129	¥1,112	△¥1,570
Net Income Per Share (Yen)	△¥1,270.68	¥32.82	¥252.26	△¥322.36
Stockholders' Equity	¥32,944	¥33,073	¥66,446	¥94,876
Total Assets	¥232,900	¥272,159	¥229,738	¥155,914

(Note)
1. Net Income per share was calculated with the number of shares issued at the year end until 9Th Term, but starting 10th Term, it is calculated using average issued shares.
2. At 8Th Term, Extraordinary Loss of ¥5,181 Million was recorded due to devaluation of investment to a subsidiary and bad debt reserve for that subsidiary.
3. At 10th Term, Ordinary Profit increase is due to decrease of Cost of Goods and SGA by 8.6% and 8.5% respectively from the previous year.
4. At 10th Term, increase of Stockholders' Equity is mainly due to Debt- Equity swap from Liberty Media and Sumitomo Corporation.
5. At 10th Term, decrease of total Assets is mainly due to decrease of ¥51,000 million loan.
6. Starting from 10th Term, " Accounting principle on Net Income per share" (Accounting Standard Board ASB No.2) and " Accounting Treatment guide for principle on Net Income per share"(ASB No.4) are applied.
7. 11th Term results are as described (1) About our business and (4) Funding.

II. Current Company Profile (As of December 31, 2004)

(1) Main Business Cable television broadcasting service

(2) Main Office Head Office:1-1-30 Shiba Daimon, Minato-ku,, Tokyo

(3) Shares

① Maximum number of shares to be issued:
Ordinary shares 15,000,000 shares
Preferred Shares 5,000,000 shares

② Number of Shares issued: 5,146,074.74 shares (ordinary shares)

③ Number of Shares issued during this term: 461,539 shares (ordinary shares)

④ Number of Shareholders: 6

(4) Major Shareholders

Name	Beneficiary interest to the Company		Shares held By the Company	
	No. of shares	(%)	No. of shares	(%)
LMI/Sumisho Super Media, LLC.	3,356,687.00	65.23%	None	None
Microsoft Holdings V, Inc.	697,948.06	13.56%	None	None
Sumitomo Corporation	630,551.00	12.25%	None	None
Nikko CitiTrust and Banking Corporation	303,500.00	5.90%	None	None
Mitsui & Co., Ltd.	78,694.00	1.53%	None	None
Matsushita Electric Industrial Co,Ltd	78.694.00	1.53%	None	None

(5) Stock option

①Stock option issued after the issuance of new stock option regulation in 2002

1) Approval date of issuance Sept. 11, 2002
Board of Directors meeting on June 18, 2002 and Shareholders' meeting on July 8, 2002
Numbers of option (as of Dec 31, 2004): 4,665 units
Share type and numbers 27,990 ordinary shares (6 shares per unit)
Issue price of option Free

2) Approval date of issuance Dec. 11, 2003
Board of Directors meeting on Sept.18, 2003 and Shareholders' meeting on Oct. 3, 2003
Numbers of options (as of Dec 31,2004): 6,820 units
Share type and numbers 40,920 ordinary shares (6 shares per unit)
Issue price of option Free

3) Approval date of issuance Aug. 16, 2004
Board of Directors meeting on June 24, 2004 and Shareholders' meeting on July 9,2004
Numbers of options (as of Dec 31, 2004): 4,149 units
Share type and numbers 25,002 ordinary shares (6 shares per unit)
Issue price of option Free

② Options issued during this period to non shareholders under the especially favorable conditions

Approval date of issuance: Aug. 16, 2004
Board of Directors meeting on June 24, 2004 and Shareholders' meeting on July 9,2004

Numbers of options granted on Aug 16: 4,955 units

Share type and numbers: 29,730 ordinary shares (6 shares per unit)

Issue price of option: Free

Exercise price: 92,000 Yen per share

Expiration term: from Sept.12, 2004 to Aug 23, 2012

Exercise conditions

(i) Granted person can exercise the option only when the company stock is listed in a Stock Exchange market.

(ii) Other terms are based on "Option contract", which was made between the Company and given persons and on the conditions approved by the shareholders' meeting on July 9, 2004.

Cancellation clause; The option rights will be cancelled

(i) when the Company is merged and become a discontinued entity, or the Company becomes a 100% subsidiary by share exchange.

(ii) Based on "Option Grant Contract", a person lose option rights or a person /the inheritors are in the condition where exercise rights are not exercisable.

Details of the favorable Option

The Company has issued the options above with free of charge to the directors, employees, related companies' directors, statutory auditors and employees, and supporting company's employees.

Options granted to the Company's directors

Position	Name	Numbers of units
Company's director	Akihiko Haruyama	464
Company's director	Marc Brown	150

Options granted to persons working for supporting companies

Name	Numbers of units	Name	Numbers of units
Shigenari Katsumata	10	Tetsuro Kunimatsu	1
Seiichi Sasaki	6	Shuichi Yamanaka	1
Yutaka Sasaki	6	Sonoko Kobayakawa	1
Mariko Tanaka	6	Keisuke Kojima	1
Ichiro Shimano	6	Naoki Fukazawa	1
Kazuhiro Hayashi	6	Motoe Nishihara	1
Kyoko Utsunomiya	1	Yuki Ishimaru	1
Yoshinobu Iwanami	1	Shigetada Tanikubo	1
Tetsuo Toshima	1	Naoki Tanimura	1
Hideaki Mukita	1	Daisuke Hayashi	1
Total: 20 persons			Total: 54 units

List of top 15 persons in order of the numbers of options granted

Classification	Name	Numbers of unit
Related company's director	Toshiyuki Fukamachi	200
Related company's employee	Shinji Yoshimoto	150
Company's employee	Kohji Kobayashi	98
Related company's director	Masao Shibata	76
Company's employee	Yoshitsugu Miyata	76
Ditto	Kazuhiko Kohmoto	76
Ditto	Shuji Mitori	76
Ditto	Rikie Miura	76
Related company's employee	Mikio Saiki	76
Ditto	Katsuki Fukuoka	76
Ditto	Ryuji Adhida	76
Ditto	Yuhichiro Takagawa	76
Ditto	Keizo Kobayashi	76
Ditto	Masashige Matsuo	76
Ditto	Shigeki Aihara	76

List of options granted by category

Category	Number of Unit	Type of Shares	Number of shares	Number of person
Company's employees	1,190	Ordinary shares	7,140	234
Related company's directors	294	Ditto	1,764	5
Related company's statutory auditor	5	Ditto	30	1
Related company's employees	1,992	Ditto	11,952	241

There are 52 persons, or 806 option units, who cannot be categorized in the above. They are such as persons who resigned or who decline to have the options.

(6) Employees as of December 31, 2004

	Number of Employees	Increased by	Average Age	Average Years in Service
Male	1,967	365	35.7	5.5
Female	648	183	34.7	5.6
Total	2,615	548	35.5	5.5

(Note) 1. Number of Employees includes 59 seconded employees.

2. Increase by 548 is primarily due to establishment of central customer center, hiring new graduates, acceptance of affiliates employee as our regular employee and conversion from temporary staffs to contracted employees.

(7) Major Debt

Lender	Loan amount (Yen Million)	Company shares held by Lenders	
		Share number	Ratio
The Bank of Tokyo-Mitsubishi Ltd.	5,000	—	— %
Sumitomo Mitsui Banking Corp.	45,000	—	— %

(Note) Based on syndicate loan agreement

(8) Affiliated Companies

① Parent Company

On December 28, 2004, LMI contributed all of its then 45.45% beneficiary ownership interest through LMI's holding 5 subsidiaries and Sumitomo Corporation contributed of its then ownership interest in the Company to LMI/Sumisho Super Media, LLC.

As a result, Super Media becomes our parent company with 65.23% of ownership interest and direct ownership by Sumitomo Corporation in the Company becomes 12.25%.

In the agreements between LMI and Sumitomo, Sumitomo will contribute its remaining direct beneficiary interest to Super Media within 6 months after the Company's IPO.

② Major subsidiaries and affiliates

Names	Capital Million Yen	Company's share	Main Business
(Major subsidiaries)			
Jcom Kanto	¥30,004	100.00%	CATV Business
Jcom Kansai	¥15,500	83.99%	ditto
Jcom Tokyo	¥10,075	80.23%	ditto
Jcom Sapporo (Sub.of Jcom Kanto) ※※	¥8,800	83.13% (83.13%)	ditto
@ Net Home	¥7,800	100.00%	Internet Provider
Jcom Shonan	¥5,771	79.49%	CATV Business
Super Network You	¥3,395	59.09%	Ditto
Media Saitama	¥2,993	59.03%	Ditto
Cablenet Kobe Ashiya	¥2,900	52.62%	Ditto
Cable Vision 21	¥2,766	97.95%	Ditto
Hokusetsu Cable Net	¥2,000	55.00%	Ditto
Jcom Kitakyushu	¥1,801	84.29%	Ditto
Kisarazu Cable Television	¥1,800	82.41%	Ditto
Cable Network Yachiyo	¥1,600	58.65%	Ditto
Urawa Cable TV Network	¥1,600	50.10%	Ditto
Tsuchiura Cable TV	¥1,500	70.33%	Ditto
Jcom Gunma	¥1,102	99.81%	Ditto
Cable System Engineering	¥490	100.00%	Installation construction
Jcom Finance	¥3	100.00%	Financial Business
(Major affiliates)			
Fukuoka cable Network ※	¥2,000	45.00%	CATV Business

Kansai Multimedia Service ※	¥2,000	25.75%	Internet Provider
Cable Net Shimonoseki ※	¥1,000	50.00%	CATV Business
Jupiter VOD ※	¥490	50.00%	VOD service
Cable TV Kobe ※	¥2,000	20.44%	CATV Business
Green Ciyu Cable TV ※	¥1,000	20.00%	Ditto

(Notes) 1. Capital amount above is rounded off.
2. ※: These are equity affiliates.
3. ※ ※: ( ) ratio means indirect ownership.
4. At the board of directors meeting on Feb 1, 2005, a merger among Super Network You, Kisarazu Cable Television and Cable Network Yachiyo on April 1 2005 was approved.

③ Acquisitions in 2004

1) In March 2004, the Company purchased 67% of Izumiotsu CATV shares, then in August izumiotsu was merged by Jcom Kansai.
2) In March 2004, the Company purchased additional share of @Net Home in order to strengthen Internet business.. As a result, the Company has a 100% ownership to @Net Home.
3) In May 2004, the Company jointly founded Jupiter VOD to develop service for VOD and made it an affiliated company in December.
4) In July 2004, the Company purchased 100% shares of Cable System Engineering in order to reduce costs of installation construction.

④ Business Results in 2004

As of Dec.31, 2004, the Company has 19 subsidiaries and 6 affiliates. Revenue for the year was ¥161.3billon, Income before income taxes & others was ¥12.5billion and Net Income was ¥10.8billion in a consolidation basis.

(9) Directors and Statutory Auditors

Position	Name	In Charge or Main Occupation
Representative Director, President & CEO	Tomoyuki Moriizumi	
Representative Director, EVP & COO	Gregory Armstrong	
EVP & CAO	Yukihiro Yoshida	Planning & Administration
Managing Director	Akihiko Haruyama	Finance & Accounting
Managing Director	Yasufumi Hirayama	External Relations Planning
Director	Mike Losier	Marketing
Director	Shunzo Yamaguchi	Engineering
Director (non-executive)	Shingo Yoshii	Executive Officer General Manager, Media Division Sumitomo Corp.
Director (non-executive)	Tsuguhito Aoki	Corporate Officer and Assistant to General Manager Media, Electronics & Network Business Unit, Sumitomo Corp.
Director (non-executive)	Miranda Curtis	Senior Vice President and President Asia Region Liberty Media International, Inc.
Director (non-executive)	Graham Hollis	Senior Vice President & Treasurer Liberty Media International, Inc.

Director (non-executive)	Yasushige Nishimura	A consultant to Liberty Media Corp. Representative of Mediatti Communications
Director (non-executive)	Marc Brown	Senior Director, Corporate Development Microsoft Corp.
Director (non-executive)	Sanjay Chheda	Managing Director, Corporate Development Microsoft Corp.
Standing Statutory Auditor	Ikuo Matsumoto	
Statutory Auditor (non full time)	Masatoshi Hayashi	General Manager Planning & Administration Dept. Media, Electronics & Network Business Unit, Sumitomo Corp.
Statutory Auditor (non full time)	John Sandoval	Vice President Liberty Media International, Inc.

(Notes)

1. The changes in the Board during 2004
   - On March 29 2004, directors, Messrs Susumu Shoji and Salman Ullahil resigned and Messrs. Akihiko Haruyama and Marc Brown were appointed as directors. Statutory auditors Messrs. Ikuo Matsumoto and Masatoshi Hayashi, Darrril Dorington's term was ended, but Messrs. Matsumoto and Hayashi were re elected.
   - On Sept. 5 2004, Mr. Mike Losier was appointed as a director and Mr. John Sandoval as a statutory auditor.
   - On Oct.20, Mr. Shuzo Yamaguchi was appointed as a director.
     On Dec. 22 2004, a director Nobuhide Nakaido and an auditor Ms. Sue Provan resigned

2. Statutory auditors: Mr. Masatoshi Hayashi is an outside auditor as prescribed in Article 18-1 of the Law for Special Exceptions on Corporation's audit to the Commercial Code.

(10) Compensation paid to directors and statutory auditors

① Salaries

Directors	8 persons	374 Million
Auditors	1 person	15 Million

② Retirement benefit

Directors	1 person	7 Million

(Note)

1. Total annual salaries are limited up to 800Million to directors and 100 Million to auditors. (resolved in the 5th annual shareholders' meeting)
2. The above salary includes "a portion of employee" of interlocking directorates.
3. As of Dece.31, 2004, there are 14 directors and 3 auditors.

(11) Fees to outside auditors

①	Total fees which the Company and subsidiaries should pay	129 Million
②	Of which ①、 total fees to be paid for audit (CPA Law article 2- 1)	98 Million
③	Of which ②, total fees as outside auditors	98 Million

Note) The contract between the Company and external auditor (auditing firm) doesn't and cannot distinguish fees on commercial code audit from fees on Security Exchange Law audit. Therefore, ③ on the above shows the total of both audit fees.

III. Important factors of the Company's condition after annual closing

Based on commitments on August 31, 2000, on February 9, 2005, the Company entered into a share purchase agreement to purchase from Microsoft, LMI and Sumitomo Corporation all of their interest in Jcom Chofu, as well as all of the equity interest owned by Microsoft in Tu-Ka Cellular Tokyo, Inc. and Tu-Ka Cellular Tokai, Inc. ("Tu-Ka") on February 25, 2005. The Company paid approximately ¥2,500 million (or $24 million) to Microsoft and ¥972 million to LMI and ¥940 million to Sumitomo Corporation.

For Tu-Ka shares purchased from Microsoft, the Company sold to KDDI by ¥128 million on February 28, 2005, since Tu-Ka business is not directly related to our business. As a result, the Company recognized loss of ¥1,382 million from this transaction in the Company's standalone profit and loss statements.

The amounts in this business report are presented in respective designated units rounded .

BALANCE SHEET

(As of December 31, 2004)

(unit : Million Yen)

(ASSETS)		(LIABILITIES)	
Current Assets	**13,576**	**Current Liabilities**	**8,809**
Cash & Cash equivalents	1,505	Account Payable-Trade	7,700
Account Receivable –Trade	9,647	Account Payable-Other	154
Merchandises	183	Accrued Expenses	420
Prepaid Expenses	72	Provision for Income Taxes	13
Advance Payments	35	Other Current Liabilities	522
Deposit	2,000	**Fixed Liabilities**	**52,229**
Other Current Assets	134	Long term Debts	50,000
Fixed Assets	**142,225**	Reserve for Retiring Benefits	2,163
Tangible Fixed Assets	**1,939**	Reserve for Directors Retiring Benefits	26
Buildings	988	Other long term Liabilities	40
Equipment	37	**Total Liabilities**	**61,038**
Tools, Furniture & Fixtures	485		
Land	429	(STOCKHOLDER'S EQUITY)	
Intangible Fixed Assets	**1,336**		
Trademark	2	**Paid-in Capital**	**78,133**
Software	1,325	**Statutory Reserve**	**32,768**
Telephone Subscription Rights	9	Additional Paid in capital	32,768
Investments	**138,950**	**Deficit**	**△16,025**
Investments in security	6,115	Cumulative Losses	△16,025
Investments to subsidiaries	65,464		
Long-Term Loans	63,302		
Long-Term Prepaid Expenses	3,458		
Security Deposit	611		
Deferred Charges	**113**	**Total Stockholder's Equity**	**94,876**
Stock Issue Charges	113		
Total Assets	**155,914**	**Total Liabilities & Stockholders' Equity**	**155,914**

STATEMENT of OPERATIONS
(From January 1, 2004 to December 31,2004)

(unit : Million Yen)

(ORDINARY PROFIT/LOSS)		
Operating Profit/Loss		
Sales		64,060
Cost of Sales		49,903
Gross Income		14,157
Selling, General & Admin. Expenses		12,564
Operating Income		**1,593**
Non-Operating Profit/Loss		
Non-Operating Profit		
Interest Income	3,823	
Guarantee Income	172	
Other Non-Operating Income	23	4,018
Non-Operating Charges		
Interest Expense	3,006	
Guarantee Expense	105	
Amortization for long term Prepaid Expenses	673	
Amortization for Stock Issue Cost	76	
Other Non-Operating Expenses	266	4,126
Ordinary Income		**1,485**
(EXTRA ORDINARY ITEM)		
Extra ordinary gain		2
Extra ordinary losses- Loan prepaid fee one time amortization		3,044
Net Loss before Taxes		**△1,557**
Income Taxes & Inhabitant Taxes		13
Net Loss after Taxes		**△1,570**
Accumulated Loss as of December 31, 2003		**△14,455**
Accumulated Losses		**△16,025**

Significant Accounting Policies

1. Securities Valuation Method

Investment to subsidiaries

Acquisition cost by the moving average method

Other investments

Non-marketable Securities

Acquisition cost by the moving average method

2. Inventory Valuation

Merchandise・・・lower of cost or market by the moving average method

3. Depreciation Method of Tangible Fixed Assets

Straight-line method as designated in the Corporate Tax Law

4. Amortization Method of Intangible Fixed Assets

Straight-line method pursuant to the Corporate Tax Law

With regard to software for in-house use, straight-line method over estimated in-house useful life (5 years).

5. Long term Prepaid expenses

Amortized using straight line method.

6. Deferred Charges

Stock Issue Charges

Amortized equally in three years pursuant to the provisions of the Commercial Code

7. Allowance and Reserve

(1) Allowance for Bad debts

By specific considerations on particular doubtfuls, and by historical rate on other general receivables

(2) Reserve for Retiring Benefits

Set aside estimated retirement benefit liabilities at the year- end using actuarial calculations.

(3) Reserve for Retiring Benefits for directors

This is calculated based on the estimated benefit to be paid at the end of the year. This is a reserve stated in the Commercial Code rule article 43.

8. Important foreign exchange hedge method

(1) Hedge accounting method

Deferred hedge method is applied. When allotment is applicable, such method is used.

(2) Hedge measure and objects for hedge

Hedge measure: Foreign exchange reserve

Object for hedge: Account receivables and payables in foreign currency

(3) Hedge policy

The Company tries to minimize the risks of foreign exchange fluctuations of account receivables and payables in foreign currency based on the Company's internal rule.

(4) Valuation of hedge

Valuation is done comparing reserved rates and actual rates at closing dates and settlement dates.

9. Consumption Taxes

Consumption taxes are excluded from income and expenses in Statement of Operations, and net of payables / receivables of Consumption Taxes are recorded in Balance Sheet.

Notes to Balance Sheet

1. Amounts presented as million yen with fractions rounded.

2. Monetary Receivables from & Payables to Subsidiaries

Short-term monetary receivables	¥8,961 million
Long-term monetary receivables	¥63,000 million
Short-term monetary payable	¥750 million

3. Accumulated depreciation of Tangible Fixed Assets ¥379 million

4. Besides the fixed assets presented in the balance sheet, material fixed assets used through lease agreements are office equipment, LAN facilities, PBX and automobiles.

5. Material assets as collateral for loans:

Long-term loan receivable	¥63,000 million
Investments in securities	¥500 million
Shares of affiliated companies	¥54,678 million

6. Balance of contingent liabilities: ¥ 150,573million

7. Number of shares issued : 5,146,074.74 ordinary shares

8. Equity Deficit

Difference ruled under the Commercial Code regulation article 92 is ¥16,025million

9. Stock Option

Granted Balance of new stock subscription rights under the old Commercial Code of article 280-19-1 is as follows;

1) Based on Aug. 23 2000 Board of directors and shareholders' meeting approval

Shares category	Ordinary shares
Option number	2,088 shares
Issuing price	92,000 Yen
Exercise term	from Sept. 11 2000 through June 30 2010

2) Based on April 27 2001 Board of directors and May 1 shareholders' meeting approval

Shares category	Ordinary shares
Option number	117,184 shares
Issuing price	92,000 Yen
Exercise term	from Sept. 12 2001 through August 23 2010

Notes to Statement of Operations

1. Amounts presented as million yen with fractions rounded.

2. Transactions with Subsidiaries

Sales		¥45,131 million
Other	Interest Income	¥3,760 million
	Guarantee received	¥172 million

3. Net Loss per share ¥ △322.36

Proposal of Cumulative Loss Disposition

(Unit : Yen)

Cumulative Losses for the current term	16,024,828,142
Above loss is disposed as follows:	
Loss carried forward to the next term	16,024,828,142

Consolidated Balance Sheets

(As of December 31,2004)

(unit: Yen million)

(Assets)		(Liabilities)	
Current Assets :		Current Liabilities :	
Cash and cash equivalents	10,420	Short term debt	250
Account Receivables	9,069	Long -term debt-current portion	5,386
Bad Debt Reserve	△246	Capital Lease obligations- current portion	
Loans to related party	4,030	Related party	8,237
Prepaid Expenses	4,099	Other	1,292
Total current assets	27,372	Account payable	17,165
		Accrued expenses and other liabilities	6,155
Investments :		Total Current liabilities	38,485
Investments in affiliates	3,773	Long term Debt, less current portion, others	194,088
Investments in other securities, at cost	2,902	Capital lease obligations, less current portion	
Total Investments	6,675	Related party	19,715
		Other	2,561
Property and equipment, at cost		Deferred Revenue	41,699
Land	1,796	Severance and Retirement allowance	2,719
Distribution system and equipment	344,208	Redeemable preferred stock of consolidated subsidiary	500
Support equipment and buildings	12,613	Other liabilities	180
	358,617	Total Liabilities	299,947
Less accumulated depreciation	△108,614	Minority interest	974
Total Property and equipment	250,003	Shareholders' equity	
		Ordinary shares no par value	78,133
Other assets :		(number of authorized shares	15,000,000)
Goodwill, net	140,659	(number of shares issued	5,164,074.74)
Other	14,582	Additional paid in capital	137,931
Total Other assets	157,202	Accumulated deficit	△77,686
		Accumulated other comprehensive income	△8
		Total shareholders' equity	138,370
Total assets	439,291	Total of liabilities, Minority interest and Shareholders' equity	439,291

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Consolidated Statement of Operations

January 1, 2004 to December 31, 2004

(unit: Million yen)

Revenue :	
Subscription fees	140,826
Other	20,520
	161,346
Operating costs and expenses :	
Programming and other costs	53,869
Selling, general and administrative (inclusive of stock compensation expense of Yen 84Miilion)	44,312
Depreciation and amortization	40,573
	138,754
Operating income	22,592
Other income (expense):	
Interest expense, net	
Related parties	△4,055
Other	△6,046
Other income, net	37
Income before income taxes and other items	12,528
Equity in earnings of affiliates (inclusive of stock compensation of 9 Million)	610
Minority interest in net (income) losses of consolidated subsidiaries	△459
Income before Income taxes	12,679
Income taxes	1,858
Net Income	10,821
Per share data :	
Net income per share in Yen	2,221.47
Net income per share after dilution in Yen	2,221.47
Weighted average number of ordinary shares-basic and diluted	4,871,169

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

1. Consolidation scope
   (1) Numbers of Consolidated subsidiaries 19 companies
   (2) Major consolidated subsidiaries names are as described in II. Current Company Profile (7) Affiliated Companies ①Major subsidiaries and affiliates
   (3) Names of major consolidated subsidiaries excluding in consolidation: None

2. Equity method scope
   (1) Numbers of Equity Affiliates 6 companies
   (2) Major affiliated companies names are as described in II. Current Company Profile (7) Affiliated Companies ①Major subsidiaries and affiliates.
   (3) Names of major affiliates excluding equity method consolidation: None

3. Fiscal year end

   Fiscal year end of all subsidiaries is same.

4. Significant Accounting Policies

(1) Accounting principles

Company consolidated financial statements based on accounting principles generally accepted in the United States of America (US GAAP) in line with Commercial code of 179-1 clause. In this report, the Company omit some notes which US GAAP requires to disclose.

(2) Securities Valuation Method

The Company applied SFAS 115 of US GAAP; "*Accounting for Certain Investments in Debt and Equity Securities*"

Investments in affiliates	Equity method
Investments in other securities	Cost method

For affiliate investment and other investments with no market value, evaluation is done if devaluation is necessary for non-temporary decrease in asset value.

(3) Derivatives financial instruments

Accounting treatment is done based on SFAS No133 "*Accounting for Certain Derivative Instruments and Hedging Activities*" and FAS No138 " *Accounting for Certain Derivative Instruments and Hedging Activities—an amendment to SFAS No 133*" Under revised SFAS No 133, all derivatives should be booked using fair value as assets/ liabilities on balance sheets.

Derivative instrument effectively active as a fair value hedge	・・・	Value change from derivative instruments and change of risk hedged objects is recorded as a periodic income/loss
Of which cash flow hedged derivatives, part of hedge is effective	・・・	To be recorded as other comprehensive income/loss until income/loss is actually recognized.
Non effective hedge portion	・・・	To be recognized as periodic income/loss.

Derivative instruments not appointed as hedge	・・・	Fair value change is recognized periodic income/loss.

(4) Accounting treatment on Long-Lived assets

For long-lived assets other than Goodwill, necessity for devaluation is considered based on SFAS No 144 *"Accounting for Asset Retirement Obligations"*, when part of book value is estimated as unrecoverable.

(5) Depreciation method for Property and equipment

Straight line method is applied.

Major useful lives Distribution equipment ・・・10～15 years
Support equipment and buildings ・・・10～29 years
(2-21 years are applied for assets under capital lease)

(6) Goodwill evaluation method

For Goodwill, the differences between purchase price of CATV companies and fair value of applicable companies' equity are recorded.

Goodwill is not amortized. Instead, impairment test is conducted once a year based on SFAS No 142 *"Goodwill and other intangible Assets"*.

(7) Software amortization

"Other assets-other" in consolidated balance sheet contains internal use software.

Internal use software is amortized in line with straight line method based on estimated useful years. (within 5 years)

(8) Policy of reserve and allowances

① Bad debt allowance

Bad debt allowance is calculated based on previous years actual loss ratio. Individual bad debt is reserved if recognized uncollectible.

② Severance and Retirement allowance

The company has an unfunded pension plan and is treated based on SFAS No 87 *"Employer's Accounting for Pensions"*

(9) Lease transactions

SFAS No13 "Accounting for Leases" is applied.

(10) Amortization of goodwill

Please refer to 5. above.

(11) Consumption tax treatment

Consumption taxes are excluded from income and expenses in Profit and Loss Statement, and net of payable / receivable of Consumption taxes are recorded in Balance Sheets.

Notes to Balance Sheet

1. Assets as collateral for loans:

Land	¥430 million
Distribution equipment	¥101,642 million
Support equipment and buildings	¥3,123 million
Cash and Cash Equivalents	¥1,540 million

2. Guarantee Liabilities

¥179 million

3. Other Comprehensive gain/loss

Gain or loss is accumulated unrealized gain or loss of derivative instruments

Notes to Profit and Loss Statement

Net Loss per share in Yen ¥ 2,221.47

Subsequent Events

Based on commitments on August 31, 2000, on February 9, 2005, the Company entered into a share purchase agreement to purchase from Microsoft, LMI and Sumitomo Corporation all of their interest in Jcom Chofu, as well as all of the equity interest owned by Microsoft in Tu-Ka Cellular Tokyo, Inc. and Tu-Ka Cellular Tokai, Inc. ("Tu-Ka") on February 25, 2005. The Company paid approximately ¥2,500 million (or $24 million) to Microsoft and ¥972 million to LMI and ¥940 million to Sumitomo Corporation.

For Tu-Ka shares purchased from Microsoft, the Company sold to KDDI by ¥128 million on February 28, 2005, since Tu-Ka business is not directly related to our business.

March 15, 2005

To our shareholders

1-30, Shiba-Daimon 1-chome,
Minato-ku, Tokyo
Jupiter Telecommunications Co., Ltd.
Tomoyuki Moriizumi, President &
CEO

Notice for the Convening of the Regular Shareholders' Meeting

Dear shareholders,
We request your attendance of the regular shareholders' meeting to be convened as follows.
If, however, you are unable to attend, please fill out and sign the enclosed proxy statement and mail it back to us in time for the convening of the shareholders meeting.

Notice

1. Time and date: 9:30 a.m. Tokyo time, Wednesday, March 30, 2005

2. Place: Conference room of the Company's head office
1-30, Shiba-Daimon 1-chome, Minato-ku, Tokyo

3. Shareholders' meeting agenda:

Reporting item:
Operating statement, balance sheet and income statement for the 11th fiscal term

Resolution items:
Resolution Item 1 Approval of the proposal for the disposal of losses in the 11th fiscal term
Resolution Item 2 Appointment of 13 directors upon the expiration of the term for the current board of directors
Resolution Item 3 Appointment of an auditor upon the resignation of Ikuo Matsumoto, and the selection and appointment of 1 additional new auditor
Resolution Item 4 Awarding of severance benefits to the departing director
Resolution item 5 Awarding of severance benefits to the departing auditor

(*translation*)

Form of Exercise of Voting Rights

To: Jupiter Telecommunications Co., Ltd.

Number of Voting Rights: ________

I hereby exercise my voting rights with respect to the proposal(s) to be resolved at an extraordinary general meeting of shareholders of Jupiter Telecommunications Co., Ltd. to be held on March 30, 2005 as follows (by circling Yes or No). In the event the shareholders meeting is continued or delayed, I will exercise my voting rights as indicated.

__________, 2005

Shareholder Address:
Name:

[*Seal or Signature*]

Proposal	Vote on Proposal	
First Proposal	Yes	No
Second Proposal	Yes	No
Third Proposal	Yes	No
Fourth Proposal	Yes	No
Fifth Proposal	Yes	No

(Note): If neither Yes nor No are indicated, we shall treat such as an indication of yes.

Jupiter Telecommunications Co., Ltd.

[Translation]

Reference Material Regarding Exercise of Voting Rights

1. Number of Shares Owned by Shareholders Having Voting Rights 5,146,074

2. The Outline of Agenda

First Proposal Approval of the proposal for the disposal of losses in the 11th fiscal term

Details of the proposal are as outlined in the appended documents.

Second Proposal Appointment of 13 directors upon the expiration of the term for the current board of directors

With regard to the term of the current board of directors (14 members) expiring with the conclusion of this scheduled shareholders' meeting, we ask for the appointment of the following 13 directors to the board.

The candidates for new directors are as follows:

Name	Date of birth	Career summary	
Tomoyuki Moriizumi	January 3, 1948	April 1970	Joined Sumitomo Corp.
		January 1993	SCOA investment division of Sumitomo Corp. of America
		January 1995	Chairman of Phoenixcor Inc., Sumitomo Corp. of America
		October 1996	CEO of Jupiter Shop Channel Co., Ltd.
		February 2000	CEO of Jupiter Programming Co., Ltd. CEO of Jupiter Satellite Broadcasting Co., Ltd.
		April 2000	Trustee, Sumitomo Corp.
		January 2003	Provisional President of Jupiter Telecommunications Co., Ltd.
		January 2003	President and CEO of Jupiter Telecommunications Co., Ltd. (present)
Gregory Armstrong	September 27, 1946	January 1971	Joined Viacom Cablevision of San Francisco
		August 1994	Joined Tele-Communications International, Inc. (now Liberty Media International Holdings LLC) as senior vice president of Cable Operations
		January 1998	Managing director, Liberty Media International, Inc., Latin America
		September 2000	On Command Corporation Executive vice president and chief operating officer
		January 2002	Executive vice president of Jupiter Telecommunications Co., Ltd. (present)

Yukihiro Yoshida	August 10, 1945	April 1968 Joined Sumitomo Corp. June 1991 General manager of overseas investment projects, project investment division, Sumitomo Corp. April 1998 Trustee of Sumitomo Corp. and vice president of Sumitomo Corp. of America April 1999 Trustee of Sumitomo Corp. and deputy general manager of the media businesses unit April 2001 Trustee of Sumitomo Corp. and principal general manager of the IT industries group March 2002 Corporate auditor of Jupiter Telecommunications Co., Ltd. March 2003 Executive vice president of Jupiter Telecommunications Co., Ltd. (present)
Akihiko Haruyama	Sep. 12, 1955	April 1979 Joined Itochu Corp. July 1990 Joined the Long-term Credit Bank of Japan April 1999 Joined NTT DoCoMo, Inc. February 2001 Joined CASTY Inc. January 2002 President and CEO of CASTY Inc. November 2003 CFO of Jupiter Telecommunications Co., Ltd. (present) March 2004 Executive managing director of Jupiter Telecommunications Co., Ltd. (present)
Michael Losier	May 17, 1957	January 1981 Joined United Cable Television Corp. March 1995 Joined Tele-Communications International, Inc. (now Liberty Media International Holdings LLC) July 1998 Joined AT&T Broadband Corp. July 2000 Joined Liberty Media International, Inc. July 2000 Digital project general manager, Jupiter Telecommunications Co., Ltd. September 2004 Director of Jupiter Telecommunications Co., Ltd. (present)

Name	Date of birth	Career summary
Shunzo Yamaguchi	September 4, 1946	April 1970 Joined Sumitomo Corp. June 1994 Provisional general manager of the cable TV business division, media businesses unit, Sumitomo Corp. March 1995 Deputy general manager of the cable TV business division, media businesses unit, Sumitomo Corp. November 1997 General manager of engineering, Jupiter Telecommunications Co., Ltd. April 1998 General manager of network engineering, Jupiter Telecommunications Co., Ltd. December 2000 Principal general manager of engineering, Jupiter telecommunications Co., Ltd.
Toru Kato	February 12, 1964	April 1988 Joined Sumitomo Corp. April 1995 Project planning team leader, visual media division, Sumitomo Corp. March 1997 Head of corporate planning, Jupiter Programming Co., Ltd. April 2000 Executive general manager of corporate planning, SOFTBANK Broadmedia Corp. September 2003 General manager of business development, Jupiter Telecommunications Co., Ltd. April 2004 General manager of business development consolidation and business development, Jupiter Telecommunications Co., Ltd.
Shingo Yoshii	August 23, 1947	April 1971 Joined Sumitomo Corp. August 1995 General manager of the machinery and electric businesses for the Nagoya branch of Sumitomo Corp. April 2000 Trustee and deputy general manager of the media businesses unit, general manager of the data telecommunications division 1 and the IT industry operations division, Sumitomo Corp. April 2002 Trustee and general manager of media businesses unit, Sumitomo Corp. March 2003 Director, Jupiter Telecommunications Co., Ltd. (present)

		April 2003	Executive director and principal general manager of media businesses and cable TV businesses, Jupiter Telecommunications Co., Ltd.
		October 2003	Executive director and principal general manager of the media businesses, Jupiter Telecommunications Co., Ltd. (present)
Shigeru Ohashi	March 18, 1949	April 1973	Joined Sumitomo Corp.
		June 1998	Executive managing director and general manager of merchandising, Jupiter Shop Channel Co., Ltd.
		April 2000	COO and executive vice president, Jupiter Shop Channel Co., Ltd.
		June 2000	COO and chief representative director, Jupiter Shop Channel Co. Ltd.
		February 2003	President and CEO, Jupiter Shop Channel Co. Ltd.
		April 2004	Trustee, Sumitomo Corp. (present)
Seiichi Morimoto	January 4, 1957	April 1981	Joined Sumitomo Corp.
		October 1998	Provisional general manager of Sumisho Telemate Corp. for the data telecommunications division 1 of the media businesses unit, Sumitomo Corp.
		April 2001	Provisional general manager of SC Comtex Corp. for the network systems section of the network businesses division, Sumitomo Corp.
		April 2003	Deputy general manager of cable TV businesses for the media businesses unit, Sumitomo Corp.
		October 2003	General manager of cable TV businesses for the media businesses unit, Sumitomo Corp. (present)
Miranda Curtis	November 26, 1955	May 1992	Joined Tele-Communications International, Inc. (now Liberty Media International Holdings LLC)
		January 1995	Director of Jupiter Telecommunications Co., Ltd. (present)
		September 1996	Executive vice president of Jupiter Telecommunications Co., Ltd.
		February 1999	President of Liberty Media International, Inc.
		June 2004	Senior vice president of Liberty Media International, Inc. and president of its Asia Region (present)
Graham Hollis	January 9, 1952	July 1994	Joined Tele-Communications International, Inc. (now Liberty Media International Holdings LLC)
		May 1995	Executive vice president and CFO of Tele-Communications International, Inc.
		March 1998	Corporate auditor of Jupiter Telecommunications Co., Ltd.
		September 2000	Director of Jupiter Telecommunications Co., Ltd. (present)
		June 2004	Senior vice president and treasurer of Liberty Media International, Inc. (present)
Yasushige Nishimura	October 25, 1935	April 1959	Joined Sumitomo Corp.
		January 1995	President and CEO of Jupiter Telecommunications Co., Ltd.
		March 1998	Corporate advisor to Jupiter Telecommunications Co., Ltd.
		November 1998	Corporate advisor in Japan to Liberty Media Corp.
		September 2000	Director of Jupiter Telecommunications Co., Ltd. (present)
		February 2004	Chief representative director of Mediatti Communications, Inc. (present)
		June 2004	Corporate advisor in Japan to Liberty Media International, Inc. (present)

Third Proposal Appointment of an auditor upon the resignation of Ikuo Matsumoto, and the selection and appointment of 1 additional new auditor

With corporate auditor Ikuo Matsumoto having tendered his resignation and being relieved of his term with the conclusion of this scheduled shareholders' meeting, we request the appointment of 1 auditor. In addition, we request the selection and appointment of 1 additional new auditor. The submission of this resolution has the

consent of the board of auditors.

The candidates for corporate auditors are as follows:

Name	Date of birth	Career summary	
Tsuguhito Aoki	March 13, 1947	May 1970	Joined Sumitomo Corp.
		December 1998	General manager of cable TV business, Sumitomo Corp.
		March 1999	Director of Jupiter Telecommunications Co., Ltd. (present)
		April 1999	General manager of the cable TV and satellite broadcasting division, Sumitomo Corp.
		April 2001	Trustee, deputy general manager of the media businesses unit, and general manager of the cable TV and satellite broadcasting division, Sumitomo Corp.
		April 2002	Trustee and provisional general manager of the IT industries division, Sumitomo Corp. (present)
Hitoshi Yoshimura	October 31, 1956	April 1982	Joined Mitsui & Co., Ltd.
		April 1994	President of TelePlus Inc.
		October 1999	General manager of planning and development, General Electric Japan, Ltd.
		October 2001	Director and general manager of marketing, GE Capital Leasing Corp.
		August 2004	Japan office general manager, Liberty Media International, Inc. (present)

Note: Hitoshi Yoshimura is a candidate for "outside corporate auditor" defined in article 18 section 1 of the commercial law's special treatment of the auditing of corporations, etc.

Fourth Proposal Awarding of severance benefits to the departing director

In recognition of the accomplishments while with the board of directors, we would like to award severance benefits meeting this company's standards and within an adequate amount to departing director Yasufumi Hirayama, whose term will expire with the closing of this scheduled shareholders' meeting. In so doing, we request the board of directors be given the discretion in determining the amount, timing of disbursement, and the awarding method, etc. of these severance benefits.

Yasufumi Hirayama's career history with Jupiter Telecommunications Co., Ltd. is summarized as follows:

Name	Date of birth	Career summary	
Yasufumi Hirayama	January 9, 1944	June 1996	Director of Jupiter Telecommunications Co., Ltd.
		September 1997	Executive managing director of Jupiter Telecommunications Co., Ltd. (present)

Fifth Proposal Awarding of severance benefits to the departing auditor

In recognition of the accomplishments while with the board of auditors, we would like to award severance benefits meeting this company's standards and within an adequate amount to departing corporate auditor Ikuo Matsumoto, whose resignation will take effect with the closing of this scheduled shareholders' meeting. In so doing, we request that the board of directors be given the discretion in determining the amount, timing of disbursement, and the awarding method, etc. of these severance benefits.

Ikuo Matusmoto's career history with Jupiter Telecommunications Co., Ltd. is

summarized as follows:

Name	Date of birth	Career summary	
Ikuo Matsumoto	June 10, 1944	May 2003	Full-time corporate auditor of Jupiter Telecommunications Co., Ltd. (present)



March 31, 2005
FOR IMMEDIATE RELEASE
For more information contact:
October Strategies, Inc., 303-627-4545 or 303-471-4511

THREE J:COM LOCAL OPERATING COMPANIES TO MERGE INTO ONE, FORMING J:COM CHIBA

Tokyo, JAPAN – Jupiter Telecommunications Co., Ltd. (J:COM), the largest broadband and cable service provider in Japan based on the number of customers served, today announced the creation of J:COM Chiba, a newly formed single business unit in the Chiba prefecture that is the combination of three previously separate J:COM local operating companies. At a general meetings of shareholders convened on February 25, 2005, the three J:COM local systems of Super Network U Co., Ltd. (J:COM Urayasu), Cable Network Yachiyo Co., Ltd. (J:COM YY Yachiyo) and Kisarazu Cable Television Co., Ltd. (J:COM Kisarazu) resolved to merge effective April 1, 2005, to form J:COM Chiba.

After the merger, the new entity will be named J:COM Chiba Co., Ltd. By integrating the operations of the three cable systems, J:COM Chiba expects to improve operating efficiency in providing multichannel cable television, high-speed Internet access and telephony services under the J:COM brand in the currently serviced areas in Japan's Chiba Prefecture. At the same time, J:COM Chiba plans to continue to develop and uphold its commitments as a local media company for the communities reached by the newly formed entity.

1. Date of the merger: April 1, 2005

2. Form of the merger: Super Network U Inc. will be the surviving entity.

3. Merger ratio: Merger on equal terms at a ratio of 1 : 1 : 1.

4. Details of the new company:
   Name: J:COM Chiba Co., Ltd.
   Business Content: Cable television broadcasting and telecommunications
   Address: 1, Hinode, Urayasu, Chiba
   Representative: (To be elected at the board meeting to be held on April 1st)

The merger will not affect J:COM's business results as all three of the merging companies are consolidated subsidiaries.

TK\22379.1

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving approximately 1,905,900 subscribing households (as of December 31, 2004) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers across Japan through 19 managed franchises operating at the local level. J:COM's principal beneficial shareholders are LMI/Sumisho Super Media, LLC, Microsoft Corporation, and Sumitomo Corporation (as of December 31, 2004). For more information, visit J:COM's website at http://www.jcom.co.jp/corporate/english.html

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.



March 30, 2005
FOR IMMEDIATE RELEASE
For more information contact:
October Strategies, Inc., 303-627-4545 or 303-471-4511

Jupiter Telecommunications Announces New Board Appointments

Tokyo, JAPAN – Jupiter Telecommunications Co., Ltd. (J:COM), the largest broadband and cable service provider in Japan based on the number of customers served, today announced the following changes in the members of its board of directors and board of statutory auditors, all of which were approved at the ordinary general meeting of shareholders convened on March 30, 2005 and at the auditors meeting and the board meeting held thereafter.

Members newly appointed include the following (previously or currently held position is shown in parentheses):

- Toru Kato, Director (SVP, Business Development Dept.)
- Shigeru Ohashi, Director (Corporate Officer, Sumitomo Corp.)
- Seiichi Morimoto, Director (General Manager, Cable TV Dept., Sumitomo Corp.)
- Tsuguhito Aoki, Statutory Auditor (Director)
- Hitoshi Yoshimura, Statutory Auditor (Japan Office General Manager, Liberty Media International, Inc.)

Yasufumi Hirayama (formerly Managing Director), Mark Brown (formerly Director), Sanjay Chheda (formerly Director) and Ikuo Matsumoto (formerly Statutory Auditor) resigned effective as of March 30..

Including the above personnel, J-COM's board of directors and auditors currently consists of the following:

President & CEO	Tomoyuki Moriizumi

Executive Vice President & COO	Gregory Armstrong
Executive Vice President & CAO	Yukihiro Yoshida
Managing Director & CFO	Akihiko Haruyama
Director	Michael Losier
Director	Shunzo Yamaguchi
Director	Toru Kato
Director	Shingo Yoshii
Director	Shigeru Ohashi
Director	Seiichi Morimoto
Director	Miranda Curtis
Director	Graham Hollis
Director	Yasushige Nishimura
Statutory Auditor	Tsuguhito Aoki
Statutory Auditor	Masatoshi Hayashi
Statutory Auditor	John Sandoval
Statutory Auditor	Hitoshi Yoshimura

In addition to the board changes mentioned above, J:COM has recently changed its corporate logo and branding to mark the "New J:COM" and its listing as a public company on JASDAQ on March 23, 2005. The new logo is attached to this announcement, and the references to J:COM in print also reflect the new brand.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving approximately 1,905,900 subscribing households (as of December 31, 2004) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers across Japan through 19 managed franchises operating at the local level. J:COM's principal beneficial shareholders are LMI/Sumisho Super Media, LLC, Microsoft Corporation, and Sumitomo Corporation (as of December 31, 2004). For more information, visit J:COM's website at http://www.jcom.co.jp/corporate/english.html

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such

forward-looking statements.